Exhibit 8.1

MATERIAL SUBSIDIARIES

Our operations are conducted principally by Companhia de Bebidas das Américas – AmBev (“AmBev”), and, in the case of our HILA-ex, Latin America South and Canadian operations, by direct and indirect subsidiaries of AmBev. The following is a list of the significant companies that AmBev controlled, either directly or indirectly, as of December 31, 2008:

•	AmBev owns 100% of Labatt Holding A/S (incorporated in Denmark) which owns 100% of Labatt Brewing Co. Ltd. (incorporated in Canada). These entities explore the production of beer in Canada.

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AmBev owns a 99.83% voting interest and a 99.81% economic interest in Quilmes Industrial (Quinsa), Société Anonyme (“Quinsa”). Quinsa, through its subsidiaries, produces and sells beer and soft drinks in Argentina and other South American countries.

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Arosuco Aromas e Sucos Ltda. (“Arosuco”) (incorporated in Brazil). Arosuco produces concentrates for our soft drinks and crowns. AmBev controls, directly or indirectly, 100% of the voting and total equity of this entity.

•	Eagle Distribuidora de Bebidas S.A (incorporated in Brazil). AmBev controls, directly or indirectly, 100% of the voting and total equity of this entity.

•	Jalua Spain S.L (incorporated in Spain). AmBev controls, directly or indirectly, 100% of the voting and total equity of this entity.

•	Monthiers S.A. (incorporated in Uruguay). AmBev controls, directly or indirectly, 100% of the voting and total equity of this entity.

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AmBev Brasil Bebidas Ltda. (“AmBev Brasil”) (incorporated in Brazil). AmBev controls, directly or indirectly, 100% of the voting and total equity of this entity. AmBev Brasil produces and sells beer and soft drinks in Brazil.